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                                                       Exhibit (11)

                   FLORIDA ROCK INDUSTRIES, INC.
             COMPUTATION OF EARNINGS PER COMMON SHARE

                                                    THREE MONTHS ENDED
                                                      DECEMBER 31,
                                                     1998        1997

Net income                                       $10,079,000   7,366,000

Common shares:

Weighted average shares
 outstanding during the
 period - used for basic
 earnings per share                               18,861,634  18,801,961

Shares issuable under
 stock options which are
 potentially dilutive                                348,224     360,727

Shares used for diluted
 earnings per share                               19,209,858  19,162,688

Basic earnings per
 common share                                           $.53         .39

Diluted earnings
 per common share                                       $.52         .38

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